

July 30, 2020

James O'Neil
Chief Executive Officer
Orbital Energy Group, Inc.
1924 Aldine Western
Houston, TX 77038

> **Re: Orbital Energy Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 17, 2020**
> **File No. 333-239914**

Dear Mr. O'Neil:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 17, 2020

General

1. We note that the Form 8-K filed on April 27, 2020, does not appear to have been timely filed, given that it relates to an event that occurred on April 20, 2020. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3, or amend your registration statement on an appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael T. Cronin